BRF S.A.

Publicly-Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

MATERIAL FACT

BRF S.A. (“BRF” or "Company") (B3: BRFS3; NYSE: BRFS), in accordance with Instruction CVM no. 358/2002 and no. 384/2013, hereby informs its shareholders and the market in general that it has engaged BTG Pactual Corretora de Títulos e Valores Mobiliários S.A. (“BTG Pactual”), headquartered in the city and state of São Paulo, at Av. Brigadeiro Faria Lima, no. 3.477, 14th floor, part, CEP 04538-133, enrolled with the Corporate Taxpayers’ Registry (CNPJ/MF) under no. 43.815.158/0001-22, to act as the Market Maker for its common shares (BRFS3) listed in B3 – Brasil, Bolsa, Balcão – B3, pursuant to Instruction CVM no. 384/2003, B3’s Market Maker Regulation, B3’s Operations Regulation and other applicable rules and norms.

The objective of the Market Maker Agreement executed between the Company and BTG Pactual is to increase the liquidity of the registered common shares issued by the Company. The referred Agreement will be valid for 12 (twelve) months as from its execution date and may be terminated at any time and without any penalties by either party, upon written notice sent to the other party at least 30 (thirty) days prior to termination date.

BTG Pactual will start its activities as Market Maker on May 25, 2021.

São Paulo, May 24, 2021

Carlos Alberto Bezerra de Moura
Chief Financial and Investor Relations Officer
BRF S.A.